EXHIBIT 99.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.


                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                            MARCH 31, 1999 AND 1998



                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS
         --------------------

a)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                                 (in thousands)



                                                March 31,    December 31,

                                                   1999          1998
                                                    ----          ----

                                               (Unaudited)      (Note)

Assets

  Cash and cash equivalents                     $   2,064    $   2,199

  Receivables and deposits                          1,817        2,142

  Restricted escrows                                1,889        1,699

  Other assets                                      2,427        2,413

  Investment properties:

    Land                                           10,498       10,498

     Buildings and related personal property       91,968       91,462
                                                 --------     --------

                                                  102,466      101,960

    Less accumulated depreciation                 (65,724)     (64,476)
                                                  --------     --------

                                                   36,742       37,484
                                                  --------     --------


                                                $  44,939    $  45,937
                                                 ========     ========

Liabilities and Partners' Deficit

Liabilities

  Accounts payable                              $      67    $     194

  Accrued property taxes                              635          745

  Tenant security deposit liabilities                 582          581

  Other liabilities                                   638          488

  Mortgage notes                                   32,543       32,619

  Master loan and interest payable                262,190      256,901
                                                  --------     --------

                                                  296,655      291,528
                                                  --------     --------

Partners' Deficit

  General partner                                  (2,503)      (2,442)

  Limited partners                               (249,213)    (243,149)
                                                  --------     --------

                                                 (251,716)    (245,591)
                                                  --------     --------

                                                $  44,939   $  45,937
                                                 =========    ========


Note: The balance sheet at December 31, 1998, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

          See Accompanying Notes to Consolidated Financial Statements



b)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                                 (in thousands)


                                                    Three Months Ended

                                                         March 31,

                                                     1999       1998
                                                      ----       ----

Revenues:

  Rental income                                    $  4,460   $  4,383

  Other income                                          366        358
                                                    -------    -------
      Total revenues                                  4,826      4,741
                                                    -------    -------

Expenses:

  Operating                                           2,150      2,045

  General and administrative                            128        181

  Depreciation                                        1,248      1,208

  Interest                                            7,024      6,530

  Property taxes                                        401        320
                                                    -------    -------

      Total expenses                                 10,951     10,284
                                                    -------    -------

Net loss                                           $ (6,125)  $ (5,543)
                                                    =======    =======

Net loss allocated to general partner (1%)         $    (61)  $    (55)

Net loss allocated to limited partners (99%)         (6,064)    (5,488)
                                                    -------    -------


                                                   $ (6,125)  $ (5,543)
                                                    =======    =======


          See Accompanying Notes to Consolidated Financial Statements



c)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
                                  (Unaudited)
                                 (in thousands)





                                                 General    Limited

                                                 Partner   Partners     Total
                                                  -------   --------     -----


  Partners' deficit at December 31, 1997        $(2,216)  $(220,762) $(222,978)


  Net loss for the three months ended

     March 31, 1998                                 (55)     (5,488)    (5,543)
                                                  ------    --------   --------


  Partners' deficit at March 31, 1998           $(2,271)  $(226,250) $(228,521)
                                                 ======    ========   ========


  Partners' deficit at December 31, 1998        $(2,442)  $(243,149) $(245,591)



  Net loss for the three months ended

     March 31, 1999                                 (61)     (6,064)    (6,125)
                                                  ------    --------   --------


  Partners' deficit at March 31, 1999           $(2,503)  $(249,213) $(251,716)
                                                 ======    ========   ========


          See Accompanying Notes to Consolidated Financial Statements


d)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (in thousands)




                                                           Three Months Ended

                                                               March 31,

                                                            1999       1998
                                                             ----       ----

  Cash flows from operating activities:

     Net loss                                             $(6,125)   $(5,543)

     Adjustments to reconcile net loss to net

        cash provided by operating activities:

          Depreciation                                      1,248      1,208

          Amortization of loan costs, lease commissions

             and ground lease                                 170        123

          Change in accounts:

            Receivables and deposits                          325        142

            Other assets                                        5        177

            Accounts payable                                 (127)      (342)

            Accrued property taxes                           (110)      (137)

            Tenant security deposit liabilities                 1          5

            Other liabilities                                  20        (44)

            Interest on Master Loan                         6,493      5,223
                                                           ------     ------

              Net cash provided by operating activities     1,900        812
                                                           ------     ------

  Cash flows from investing activities:

    Property improvements and replacements                   (506)      (435)

    Net deposits to restricted escrows                       (190)      (107)

    Lease commissions                                        (189)      (198)
                                                            ------     ------


               Net cash used in investing activities         (885)      (740)
                                                            ------     ------


  Cash flows from financing activities:

     Principal payments on notes payable                      (76)       (69)

     Principal payments on Master Loan                     (1,074)        --
                                                            ------     ------



               Net cash used in financing activities       (1,150)       (69)
                                                            ------     ------


  Net (decrease) increase in cash and cash equivalents       (135)         3


  Cash and cash equivalents at beginning of period          2,199      1,807
                                                           ------     ------

  Cash and cash equivalents at end of period              $ 2,064    $ 1,810
                                                           =======    ======


  Supplemental disclosure of cash flow information:

  Cash paid for interest                                  $   637    $ 1,278
                                                           =======    ======


          See Accompanying Notes to Consolidated Financial Statements



e)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE A - BASIS OF PRESENTATION
------------------------------

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Equities, Inc., (the "General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1999. For further information, refer to the consolidated financial statements and footnotes thereto included in the Partnership's annual report on Form 10-K for the year ended December 31, 1998.

NOTE B - TRANSFER OF CONTROL
----------------------------

Pursuant to a series of transactions which closed on October 1, 1998 and February 26, 1999, Insignia Financial Group, Inc. and Insignia Properties Trust merged into Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust, with AIMCO being the surviving corporation (the "Insignia Merger"). As a result, AIMCO acquired 100% ownership interest in the General Partner. The General Partner does not believe that this transaction will have a material effect on the affairs and operations of the Partnership.

NOTE C - SUBSEQUENT EVENT
-------------------------

In April 1999, one of the Partnership's residential properties, Village Brooke, was hit by a tornado. As a result, all of the apartment units were destroyed. It is estimated that the property sustained a minimum of $12,000,000 in damages. Discussions with the insurance company are currently in progress. It is expected that a majority of the damage costs will be covered by insurance. Discussions are also expected to take place with the mortgage company concerning the monthly payments required to be made on the property's mortgage loan. These discussions are expected to take place during May 1999. Subsequent to March 31, 1999, the property received approximately $1,300,000 from the insurance company. These proceeds are being used for initial costs in the reconstruction of the property and to pay the first four mortgage payments. It is anticipated that the reconstruction period will last between twelve and twenty-four months. The General Partner is currently negotiating with the taxing authorities to have the property taxed as undeveloped land during the reconstruction period.

NOTE D - RELATED PARTY TRANSACTIONS
 -----------------------------------

CCEP/2 has no employees and is dependent on the General Partner and its affiliates for management and administration of all partnership activities. Affiliates of the General Partner provide property management and asset management services to the Partnership. CCEP/2 paid property management fees based upon collected gross rental revenues for property management services for the three months ended March 31, 1999 and 1998. The Partnership Agreement (the "Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2's activities.

Also, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP/2's properties. The General Partner and its affiliates received reimbursements and fees for the three months ended March 31, 1999 and 1998 as follows:


                                                                 1999     1998


                                                                  (in thousands)


 Property management fees (included in operating expenses)     $ 85        $217

 Investment advisory fees (included in general and

     administrative expenses)                                    44          42

 Lease commissions                                               --          60

 Reimbursement for services of affiliates, (included in

    operating, general and administrative expenses and

    investment properties) (1)                                   68          81


(1)Included in "Reimbursement for services of affiliates" for the three months ended March 31, 1998 is approximately $11,000 of reimbursements for construction oversight costs. There were no such costs incurred for the three months ended March 31, 1999.

During the three months ended March 31, 1999 and 1998 affiliates of the General Partner were entitled to receive 5% of gross receipts from all of the Registrant's residential properties for providing property management services. The Registrant paid to such affiliates $85,000 and $82,000 for the three months ended March 31, 1999 and 1998, respectively. For the three months ended March 31, 1998, affiliates of the General Partner were entitled to receive varying percentages of gross receipts from all of the Registrant's commercial properties for providing property management services. The Registrant paid to such affiliates $135,000 for the three months ended March 31, 1998. Effective October 1, 1998 (the effective date of the Insignia Merger) these services for the commercial properties were provided by an unrelated party.

An affiliate of the General Partner received investment advisory fees amounting to approximately $44,000 and $42,000 for the three months ended March 31, 1999 and 1998, respectively.

An affiliate of the General Partner received reimbursement of accountable administrative expenses amounting to approximately $68,000, and $81,000 for the three months ended March 31, 1999 and 1998, respectively.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties/2 ("CCIP/2") pursuant to the Master Loan Agreement. Such interest payments totaled approximately $643,000 for the three months ended March 31, 1998. No advances were made under the Master Loan Agreement during the three months ended March 31, 1999 or 1998, respectively. Additionally, CCEP/2 made principal payments on the Master Loan of $1,074,000 in 1999. These funds were received from distributions from three affiliated partnerships and excess cash.

NOTE E - MASTER LOAN AND ACCRUED INTEREST PAYABLE
-------------------------------------------------

The Master Loan principal and accrued interest payable balances at March 31, 1999, and December 31, 1998, are approximately $262,190,000 and approximately $256,901,000, respectively.

Terms of Master Loan Agreement
------------------------------

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum and payments are due quarterly in an amount equal to Excess Cash Flow, generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity.

If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan. Any net proceeds from the sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement.

The Master Loan matures in November 2000. The General Partner has determined that the Master Loan and related interest payable has no determinable fair value since payments are limited to net cash flows, as defined, but is not believed to be in excess of the fair values of the underlying collateral.

Effective January 1, 1993, CCEP/2 and CCIP/2 amended the Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP/2 to CCEP/2. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP/2 by the amount of CCEP/2's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan.

NOTE F - LEGAL PROCEEDING
 -------------------------

In March 1998, several putative unit holders of limited partnership units of the Partnership commenced an action entitled Rosalie Nuanes, et al. v. Insignia Financial Group, Inc., et al. in the Superior Court of the State of California for the County of San Mateo. The plaintiffs named as defendants, among others, the Partnership, the General Partner and several of their affiliated partnerships and corporate entities. The complaint purports to assert claims on behalf of a class of limited partners and derivatively on behalf of a number of limited partnerships (including the Partnership) which are named as nominal defendants, challenging the acquisition by Insignia Financial Group, Inc. ("Insignia") and entities which were, at one time, affiliates of Insignia ("Insignia Affiliates") of interests in certain general partner entities, past tender offers by Insignia Affiliates to acquire limited partnership units, the management of partnerships by Insignia Affiliates as well as a recently announced agreement between Insignia and Apartment Investment and Management Company. The complaint seeks monetary damages and equitable relief, including judicial dissolution of the Partnership. On June 25, 1998, the General Partner filed a motion seeking dismissal of the action. In lieu of responding to the motion, the plaintiffs filed an amended complaint. The General Partner has filed demurrers to the amended complaint which were heard during February 1999. No ruling on such demurrers has been received. The General partner does not anticipate that costs associated with this case, if any, will be material to the Partnership's overall operations.

The Partnership is unaware of any other pending or outstanding litigation that is not of a routine nature arising in the ordinary course of business.

NOTE G - YEAR 2000
 ------------------

General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-IT Systems

The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. The Partnership is dependent upon the General Partner and its affiliates for management and administrative services ("Managing Agent"). Any of the computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Over the past two years, the Managing Agent has determined that it will be required to modify or replace significant portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Managing Agent presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 issue can be mitigated. However, if such modifications and replacements are not made, or not completed in time, the Year 2000 issue could have a material impact on the operations of the Partnership.

The Managing Agent's plan to resolve Year 2000 issues involves four phases: assessment, remediation, testing, and implementation. To date, the Managing Agent has fully completed its assessment of all the information systems that could be significantly affected by the Year 2000, and has begun the remediation, testing and implementation phases on both hardware and software systems. Assessments are continuing in regards to embedded systems. The status of each is detailed below.

Status of Progress in Becoming Year 2000 Compliant, Including Timetable for Completion of Each Remaining Phase

Computer Hardware:

During 1997 and 1998, the Managing Agent identified all of the computer systems at risk and formulated a plan to repair or replace each of the affected systems. In August 1998, the mainframe system used by the Managing Agent became fully functional. In addition to the mainframe, PC-based network servers, routers and desktop PCs were analyzed for compliance. The Managing Agent has begun to replace each of the non-compliant network connections and desktop PCs and, as of March 31, 1999, had completed approximately 75% of this effort.

The total cost to the Managing Agent to replace the PC-based network servers, routers and desktop PCs is expected to be approximately $1.5 million of which $1.3 million has been incurred to date. The remaining network connections and desktop PCs are expected to be upgraded to Year 2000 compliant systems by July 31, 1999.

Computer Software:

The Managing Agent utilizes a combination of off-the-shelf, commercially available software programs as well as custom-written programs that are designed to fit specific needs. Both of these types of programs were studied, and implementation plans written and executed with the intent of repairing or replacing any non-compliant software programs.

During 1998, the Managing Agent began converting the existing property management and rent collection systems to its management properties Year 2000 compliant systems. The estimated additional costs to convert such systems at all properties, is $200,000, and the implementation and the testing process is expected to be completed by July 31, 1999.

The final software area is the office software and server operating systems.
The Managing Agent has upgraded all non-compliant office software systems on each PC and has upgraded 80% of the server operating systems. The remaining server operating systems are planned to be upgraded to be Year 2000 compliant by July 31, 1999.

Operating Equipment:

The Managing Agent has operating equipment, primarily at the property sites, which needed to be evaluated for Year 2000 compliance. In September 1997, the Managing Agent began taking a census and inventory of embedded systems (including those devices that use time to control systems and machines at specific properties, for example elevators, heating, ventilating, and air conditioning systems, security and alarm systems, etc.).

The Managing Agent has chosen to focus its attention mainly upon security systems, elevators, heating, ventilating and air conditioning systems, telephone systems and switches, and sprinkler systems. While this area is the most difficult to fully research adequately, management has not yet found any major non-compliance issues that put the Managing Agent at risk financially or operationally. The Managing Agent intends to have a third-party conduct an audit of these systems and report their findings by July 31, 1999.

Any of the above operating equipment that has been found to be non-compliant to date has been replaced or repaired. To date, these have consisted only of security systems and phone systems. As of March 31, 1999 the Managing Agent has evaluated approximately 86% of the operating equipment for the Year 2000 compliance.

The total cost incurred for all properties managed by the Managing Agent as of March 31, 1999 to replace or repair the operating equipment was approximately $400,000. The Managing Agent estimates the cost to replace or repair any remaining operating equipment is approximately $325,000, which is expected to be completed by August 30, 1999.

The Managing Agent continues to have "awareness campaigns" throughout the organization designed to raise awareness and report any possible compliance issues regarding operating equipment within its enterprise.

Nature and Level of Importance of Third Parties and Their Exposure to the Year 2000

The Managing Agent continues to conduct surveys of its banking and other vendor relationships to assess risks regarding their Year 2000 readiness. The Managing Agent has banking relationships with three major financial institutions, all of which have indicated their compliance efforts will be complete before May 1999. The Managing Agent has updated data transmission standards with two of the three financial institutions. The Managing Agent's contingency plan in this regard is to move accounts from any institution that cannot be certified Year 2000 compliant by June 1, 1999.

The Partnership does not rely heavily on any single vendor for goods and services, and does not have significant suppliers and subcontractors who share information systems (external agent). To date the Partnership is not aware of any external agent with a Year 2000 compliance issue that would materially impact the Partnership's results of operations, liquidity, or capital resources. However, the Partnership has no means of ensuring that external agents will be Year 2000 compliant.

The Managing Agent does not believe that the inability of external agents to complete their Year 2000 remediation process in a timely manner will have a material impact on the financial position or results of operations of the Partnership. However, the effect of non-compliance by external agents is not readily determinable.

Costs to Address Year 2000

The total cost of the Year 2000 project to the Managing Agent is estimated at $3.5 million and is being funded from operating cash flows. To date, the Managing Agent has incurred approximately $2.8 million ($0.6 million expensed and $2.2 million capitalized for new systems and equipment) related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.5 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.2 million relates to repair of hardware and software and will be expensed as incurred. The Partnership's portion of these costs are not material.

Risks Associated with the Year 2000

The Managing Agent believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Managing Agent has not yet completed all necessary phases of the Year 2000 program. In the event that the Managing Agent does not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios could include elevators, security and heating, ventilating and air conditioning systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change would be annoying to residents, it is not business critical.

In addition, disruptions in the economy generally resulting from Year 2000 issues could also adversely affect the Partnership. The Partnership could be subject to litigation for, among other things, computer system failures, equipment shutdowns or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

Contingency Plans Associated with the Year 2000

The Managing Agent has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and selecting new relationships for such activities as banking relationships and elevator operating systems.